ROGERS COMMUNICATIONS INC.
NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To our Shareholders:

The 2008 annual general meeting of shareholders of Rogers Communications Inc. will be held:

Date:	Tuesday, April 29, 2008
Time:	3:00 p.m. (local time in Toronto)
Place:	Velma Rogers Graham Theatre 333 Bloor Street East Toronto, Ontario, Canada

Business of the meeting:

(1)	receive the financial statements for the year ended December 31, 2007 and the auditors’ report on the statements;

(2)	elect 18 directors;

(3)	appoint auditors; and

(4)	consider any other business properly before the meeting.

You are entitled to notice of and to attend and vote at the meeting if you were a registered holder of Class A Voting Shares at the close of business in Toronto, Ontario, Canada on March 25, 2008, (subject to the voting restrictions described in the Information Circular attached). If you were a registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting, but not to vote at the meeting.

On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou en téléphonant au 416.935.3532. Le texte français sera disponible à l’assembleé.

March 20, 2008 Toronto, Ontario, Canada	By order of the Board David P. Miller, Secretary

ROGERS COMMUNICATIONS INC.
INFORMATION CIRCULAR
Information is as of March 20, 2008 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting your proxy for use at the annual general meeting to be held on April 29, 2008 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail. However, we may solicit proxies by telephone, in writing or in person by our directors, officers or designated agents, at nominal cost. We, us, our/ours, RCI and the Corporation refers to Rogers Communications Inc. and you and yours refers to a shareholder of Rogers Communications Inc.

PART 1  VOTING INFORMATION

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Corporation.

Who Can Vote?

If you were a registered holder of Class A Voting Shares (the Class A Shares) at the close of business in Toronto, Ontario, Canada on March 25, 2008 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares on the record date you will be entitled to attend the meeting or any adjournments or postponements of the meeting but will not be entitled to vote on any business. Voting is subject to certain restrictions described below.

Voting By Proxy

If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting, you may vote on the matters to be considered at the meeting in one of two ways:

•	You may authorize the management representatives named on the enclosed proxy card to vote your Class A Shares. If you choose this option, there are four ways you can give your voting instructions:

—	Mail Complete the enclosed proxy card by indicating how you want your shares voted. Sign, date and return the proxy card in the envelope provided. The address for receiving proxies is Secretary of the Corporation c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Canada.

—	Telephone (Canada and the United States only). Call the toll free number on the enclosed proxy card using a touchtone telephone and follow the voice instructions. Please have your Control Number, Holder Account Number and Access Number ready to give your voting instructions on the telephone. These numbers are located on the front of the enclosed proxy card. If your proxy card does not contain a Control Number, Holder Account Number and Access Number, you will not be able to vote by telephone.

—	Internet. Follow the instructions on the enclosed proxy card in order to give your voting instructions through the Internet. Please have your proxy card with you when you are ready to proceed, as it contains the information you will need to give your voting instructions through the Internet.

—	Fax. Complete the enclosed proxy card by indicating how you want your shares voted. Sign and date the proxy card. Fax the completed proxy card to Computershare at 416.263.9524 or toll free in Canada and the United States only at 1.866.249.7775.

or

•	You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you can appoint your proxyholder by mail, fax or through the Internet. If you mail or fax the proxy card, you must print that person’s name in the blank space provided on the back of the enclosed proxy card and you may indicate how you want your shares voted. Sign, date and return the proxy card in the envelope provided or fax the proxy card as described above. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by no later than 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 25, 2008.

Your Voting Choices

You may instruct the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy card. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy card are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

—	FOR the election as directors of the proposed nominees shown in this Information Circular

—	FOR the appointment of KPMG LLP as auditors

—	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed or any new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations or other business.

Changing Your Mind

You may revoke your proxy card by:

•	a completed and signed proxy card with a later date delivered to either our registered office at 2900 – 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 25, 2008 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	a written revocation, delivered to either our registered office at 2900 – 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 25, 2008 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered shareholders or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company or trustee, rather than in your name.

How Does a Non-Registered Holder Give Voting Instructions?

Your representative may have sent to you the meeting materials including a voting instruction form or a blank proxy card signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

How Does a Non-Registered Holder Vote in Person at the Meeting?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy card you received from your representative and then follow your representative’s instructions.

Changing Your Mind as Non-Registered Holder

As a non-registered shareholder, you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, a representative may not be able to act unless it receives written notice from you in time (7 days or more before the meeting).

HOW VOTES ARE COUNTED

Class A Shares

Each Class A Share is entitled to 50 votes on a poll.

RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP AND ISSUE OF SHARES

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the Laws) including the:

•	Broadcasting Act (Canada)

•	Telecommunications Act (Canada)

•	Radiocommunication Act (Canada)

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

If our Board of Directors (the Board) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on transfer, voting and issue of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On March 20, 2008, 112,462,014 Class A Shares were outstanding. Edward S. Rogers, O.C., our President and Chief Executive Officer (Ted Rogers) beneficially owned or controlled 102,232,198 Class A Shares, being about 90.9% of our outstanding Class A Shares.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Corporation’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under the Corporation’s constating documents. If an offer is made to purchase both Class A Shares and Class B Non-Voting Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Further information as to our capital structure is contained in the consolidated financial statements for the year ended December 31, 2007, Note 19.

PART 2  BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set at 18 the number of directors to be elected at the meeting. All of the current directors retire at the annual general meeting but are eligible for re-election.

The Proposed Nominees

The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for the election of the 18 proposed nominees named below (17 of whom are currently directors). Each director elected will serve until the next annual general meeting, subject to possible earlier termination.

Proposed Nominees

Ronald Duncan Besse Age: 69 Toronto, Ontario Canada Director Since: 1984 Independent	Mr. Besse serves as President of Besseco Holdings Inc., a holding company. He was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	C.I. Financial Income Fund
Audit		6 of 6	100%	(TSX:CIX)
Compensation		5 of 5	100%
Pension		3 of 4	75%

Combined Total		22 of 23	96%
Securities Held(13)

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	14,000	54,530		43,099

2008	14,000	70,530		48,311

Charles William David Birchall(12) Age: 65 Toronto, Ontario Canada Director Since: 2005 Independent	Mr. Birchall serves as Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of The Institute of Chartered Accountants in England and Wales.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Barrick Gold Corporation
Audit		6 of 6	100%	(TSX/NYSE:ABX)
Finance		6 of 6	100%
Nominating		2 of 2	100%

Combined Total		22 of 22	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	Nil	Nil		5,704

2008	Nil	Nil		9,566

John Henry Clappison(8) Age: 61 Toronto, Ontario Canada Director Since: 2006 Independent	Mr. Clappison is a Corporate Director. Mr. Clappison was associated with PricewaterhouseCoopers from 1968 until his retirement in 2005. From 1990 to 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		7 of 8	88%	SunLife Financial Inc.
Audit		5 of 6	83%	(TSX/NYSE/Other:SLF)
Pension		3 of 3	100%	Cameco Corporation (TSX/NYSE:CCO) Canadian Real Estate Investment Trust (TSX:REF)

Combined Total		15 of 17	88%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	Nil	1,000		2,420

2008	Nil	1,000		5,220

Peter Cowperthwaite Godsoe, O.C.(12) Age: 69 Toronto, Ontario Canada Director Since: 2003 Independent	Mr. Godsoe is a Corporate Director and has served as Lead Director of the Corporation since March 2006. Prior to December 2003, Mr. Godsoe was the Chairman and Chief Executive Officer of the Bank of Nova Scotia, a financial services company, and prior to March 2004, the Chairman of the Bank of Nova Scotia. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		7 of 8	88%	Barrick Gold Corporation
Finance		6 of 6	100%	(TSX/NYSE:ABX)
Compensation		5 of 5	100%	Ingersoll-Rand Company
Corporate Governance		2 of 2	100%	Limited (NYSE:IR)
Nominating		2 of 2	100%	Lonmin PLC (LSE; LMI; JSE; LOLMI; OTC; LONMY) Onex Corporation (TSX:OCX)

Combined Total		22 of 23	96%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	Nil	28,400		15,844

2008	Nil	28,400		21,939

Alan Douglas Horn(6)(11) Age: 56 Toronto, Ontario Canada Director Since: 2006 Non-Independent	Mr. Horn has served as Chairman of the Board of the Corporation and President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies which control the Corporation since March 2006. Mr. Horn served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996 and was Vice President, Finance and Chief Financial Officer of the Corporation from September 1996 to March 2006. Mr. Horn is a Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	March Networks (TSX:MN)

Combined Total		8 of 8	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	Nil	1,000,000		4,000

2008	46,600	1,000,000		8,053

Thomas Ian Hull Age: 75 Toronto, Ontario Canada Director Since: 1979 Independent	Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance brokerage firm. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Nil
Finance		6 of 6	100%
Compensation		5 of 5	100%
Corporate Governance		2 of 2	100%

Combined Total		21 of 21	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	508,400	3,100		47,864

2008	508,400	3,100		52,674

Philip Bridgman Lind, C.M. Age: 64 Toronto, Ontario Canada Director Since: 1979 Non-Independent	Mr. Lind serves as Vice-Chairman of the Corporation. Mr. Lind joined the Corporation in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of the Council for Business and the Arts, the Power Plant (Contemporary Art Gallery at Harbourfront), and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology), University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Brookfield Asset Management Inc. (TSX/NYSE:BAM)

Combined Total		8 of 8	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	380,520	836		Nil

2008	380,520	926		Nil

Isabelle Marcoux Age: 38 Montreal, Quebec Canada Director Since: New Nominee Independent	Ms. Marcoux has served as Transcontinental Inc.’s Vice Chair since 2007 and Vice President, Corporate Development since 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions, Legal Counsel and Assistant Secretary at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux is a member of the Board of the Fondation du maire de Montréal. Ms. Marcoux also sits on the board of a majority of the corporations held by Transcontinental Inc. in partnership with others, including Metropolitan Publications Inc. (the publisher of the Metro daily newspaper).

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
N/A		N/A	N/A	Transcontinental Inc. (TSX: TCL)
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	Nil	Nil		Nil

2008	Nil	Nil		Nil

Nadir Mohamed(9) Age: 51 Toronto, Ontario Canada Director Since: 2005 Non-Independent	Mr. Mohamed serves as President and Chief Operating Officer, Communications Group, of the Corporation. Mr. Mohamed joined the Corporation in August 2000 as President and Chief Operating Officer of Rogers Wireless Inc. and served as President and Chief Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005. Prior to joining Rogers Wireless, Mr. Mohamed served as President and Chief Operating Officer of BC Tel Mobility from August 1997 to January 1999. Between February 1999 and August 2000 Mr. Mohamed was Senior Vice President, Marketing and Sales for Telus Communications Inc. Mr. Mohamed is also a member of Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and is a Chartered Accountant.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Nil
Pension		1 of 1	100%

Combined Total		9 of 9	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	Nil	40,000		Nil

2008	Nil	40,000		Nil

The Honourable David Robert Peterson, P.C., Q.C.(4) Age: 64 Toronto, Ontario Canada Director Since: 1991 Independent	Mr. Peterson serves as Senior Partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson is Chancellor of The University of Toronto and also a director of St. Michael’s Hospital and the Shaw Festival. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Industrielle Alliance
Pension		4 of 4	100%	Insurance and Financial Services Inc. (TSX:IAG) Shoppers Drug Mart Corporation (TSX:SC)

Combined Total		12 of 12	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	Nil	9,000		38,006

2008	Nil	25,000		41,733

Ted Rogers, O.C.(1)(5) Age: 74 Toronto, Ontario Canada Director Since: 1979 Non-Independent	Mr. Rogers serves as President and Chief Executive Officer of the Corporation. Mr. Rogers also serves as a director of Cable Television Laboratories, Inc. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame and was inducted into Canada’s Telecommunications Hall of Fame in 2006.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Nil
Finance		6 of 6	100%

Combined Total		14 of 14	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	102,232,198	39,262,458		Nil

2008	102,232,198	39,380,385		Nil

Edward Rogers(3) Age: 38 Toronto, Ontario Canada Director Since: 1997 Non-Independent	Mr. Rogers serves as President of Rogers Cable Communications Inc. Mr. Rogers worked for Comcast Corporation, Philadelphia from 1993 to 1996. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA of Rogers Cable Inc. from 1998 to 2000; and Senior Vice-President, Planning and Strategy of the Corporation from 2000 to 2002. Mr. Rogers is the Honourary Co-Founding Chairperson of the OneXOne Foundation. Mr. Rogers holds a B.A., University of Western Ontario.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Nil
Finance		6 of 6	100%
Nominating		2 of 2	100%

Combined Total		16 of 16	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	2,000	604,162		Nil

2008	2,000	436,162		Nil

Loretta Anne Rogers(2) Age: 68 Toronto, Ontario Canada Director Since: 1979 Non-Independent	Mrs. Rogers serves as a Corporate Director. Mrs. Rogers is President of the Canadian Lyford Cay Foundation and a member of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the University Health Network Foundation. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Nil

Combined Total		8 of 8	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	2,000	114,280		29,262

2008	2,000	114,280		32,784

Melinda Mary Rogers(3)(10) Age: 37 Toronto, Ontario Canada Director Since: 2002 Non-Independent	Ms. Rogers has served as Senior Vice-President, Strategy and Development of the Corporation, since October 2006. Ms. Rogers also serves as Chairman of the Jays Care Foundation and is a director of The Ontario Media Development Corporation and Think First/Pensez d’Abord Canada. Ms. Rogers served as Vice President, Venture Investments from 2000 to 2004 and Vice President, Strategic Planning and Venture Investments from 2004 to 2006. Prior to joining RCI, Ms. Rogers was a Product Manager for At Home Corporation, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario and an M.B.A., University of Toronto.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		7 of 8	87.5%	Nil
Nominating		1 of 2	50%
Pension		1 of 4	25%

Combined Total		9 of 14	64%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	200	603,700		Nil

2008	200	603,960		Nil

William Tate Schleyer Age: 56 Rye Beach, New Hampshire, United States of America Director Since: 1998 Independent	Mr. Schleyer serves as a Corporate Director. Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. Mr. Schleyer served as Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, from January 2003 to February 2007. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard Business School.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	CRA International, Inc.
Compensation		5 of 5	100%	(NASDAQ:CRAI)

Combined Total		13 of 13	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	Nil	60,000		27,186

2008	Nil	60,000		31,047

John Arnold Tory, Q.C. Age: 78 Toronto, Ontario Canada Director Since: 1979 Independent	Mr. Tory serves as a director of The Woodbridge Company Limited, a holding company. Mr. Tory also serves as a director of the Canadian Psychiatric Research Foundation and the Sunnybrook Foundation. Mr. Tory holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	The Thomson Corporation
Finance		6 of 6	100%	(TSX/NYSE:TOC)
Compensation		5 of 5	100%
Corporate Governance		2 of 2	100%
Nominating		2 of 2	100%

Combined Total		23 of 23	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	75,600	112,130		31,124

2008	75,600	112,130		35,038

John Christopher Counsel Wansbrough Age: 75 Toronto, Ontario Canada Director Since: 1982 Independent	Mr. Wansbrough has served as non-executive Chairman of Rogers Telecommunications Limited and certain private companies which control the Corporation and a director of certain private companies which control RCI, since December 1997. Mr. Wansbrough also served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991, Chairman of the Board of OMERS Realty Corporation from 1989 to 1997 and Chairman of Munich Reinsurance Company of Canada from 1979 to 2003 Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Nil
Audit		6 of 6	100%
Finance		6 of 6	100%
Pension		4 of 4	100%

Combined Total		24 of 24	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	Nil	12,330		15,793

2008	Nil	25,930		17,928

Colin de la Court Watson(7) Age: 66 Toronto, Ontario Canada Director Since: 2004 Independent	Mr. Watson is a Corporate Director. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as various officers, including Vice Chairman, President and Chief Executive Officer and Vice Chairman and Chief Executive Officer of Spar Aerospace Limited, an aviation services firm from 1996 to January 2002. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.

Board/Committee Membership:		Attendance:		Public Board Memberships (Exchange:Symbol)
Board		8 of 8	100%	Vector Aerospace
Audit	6 of 6	100%	Corporation (TSX:RNO)
Cygnal Technologies Corporation (TSX:CYN)
B Split II Corp. (TSX:BXN)
SL Split Corp (TSX:SLS)
NorthStar Aerospace Inc. (TSX:NAS)
Louisiana-Pacific Corporation (NYSE:LPX)
				Rhapsody Acquisition Corp. (OTC: RPSD)

Combined Total		14 of 14	100%
Securities Held

Year	Class A Shares of the Corporation	Class B Non-Voting Shares of the Corporation		Deferred Share Units
2007	250,000	Nil		2,982

2008	250,000	Nil		5,017

Notes:

(1)	Further details concerning these and other holdings are described above under the heading Outstanding Shares and Main Shareholders.

(2)	Loretta A. Rogers is married to Ted Rogers.

(3)	Edward Rogers is the son and Melinda Rogers is the daughter of Ted Rogers and Loretta A. Rogers.

(4)	Mr. Peterson was a director of YBM Magnex International Inc. when the Ontario Securities Commission issued cease trade orders in May 1998 based on allegations that YBM Magnex International Inc. failed to make full, true and plain disclosure in a prospectus. YBM Magnex International Inc. was delisted from the Toronto Stock Exchange on December 15, 1998.

(5)	Ted Rogers was a director of At Home Corporation when it filed for Chapter 11 protection from creditors in September, 2001 and was cease traded on October 1, 2001. At Home Corporation was delisted from Nasdaq National Market on October 22, 2001.

(6)	Mr. Horn was a director of AT&T Canada Inc., as a representative of the Corporation, when it filed for protection from its creditors in October 2002.

(7)	Mr. Watson is a director of Cygnal Technologies Corporation. On November 14, 2007 Cygnal Technologies obtained an order from the Ontario Superior Court of Justice granting it relief under the Companies’ Creditors Arrangement Act.

(8)	Mr. Clappison was appointed a member of the Pension Committee on May 25, 2007.

(9)	Mr. Mohamed resigned from the Pension Committee on May 25, 2007

(10)	Ms. Rogers was on maternity leave during a portion of 2007.

(11)	Mr. Horn was appointed a member of the Pension Committee on December 12, 2007.

(12)	The only director nominees who serve together on outside boards are Mr. Birchall and Mr. Godsoe, who are directors of Barrick Gold Corporation.

(13)	This represents the number of securities of the Corporation held by the directors as of the date of the applicable Information Circular.

Each of the proposed nominees, other than Isabelle Marcoux, is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

APPOINTMENT OF AUDITORS

Management proposes that KPMG LLP be re-appointed as auditors of the Corporation. The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for the appointment of KPMG LLP as auditors to act until the next annual general meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees

	2007	2006

Audit Fees(1)	$8,113,406	$8,829,138
Audit-related Fees(2)	978,738	1,070,834
Tax Fees(3)	2,408,660	703,719
All Other Fees(4)	183,306	0

Total	$11,684,110	$10,603,691

Notes:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to the audited financial statements.

(2)	Consist mainly of advice relating to compliance with Canadian and U.S. rules on internal controls, pension plan audits and other specified procedures engagements.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.

(4)	Consist mainly of fees for French translation of certain filings with regulatory authorities and operational advisory and risk management services.

PART 3  COMPENSATION

EXECUTIVE COMPENSATION

The following table shows compensation we paid during the last three financial years to the Chief Executive Officer and the Chief Financial Officer who served during 2007, and the three other most highly compensated executive officers who served as executive officers at the end of 2007 (the Named Executive Officers).

Summary Compensation Table

					Long-Term
					Compensation
		Annual Compensation			Awards		Payouts
					Securities	Shares or
					Under	Units
				Other	Options/	Subject to
				Annual	SARs	Resale	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Name and Principal Position	Year	($)	($)	($)(2)	(#)(3)	($)	($)	($)(4)
Ted Rogers	2007	1,531,208	3,330,574	Nil	213,000	(1)	Nil	1,287
President and Chief	2006	1,488,462	4,162,500	Nil	314,500	(1)	Nil	1,287
Executive Officer	2005	1,236,178	2,248,020	Nil	106,600	Nil	Nil	1,287

William W. Linton(5)	2007	536,017	582,918	Nil	55,700	(6)	Nil	1,287
Senior Vice President,	2006	480,577	666,570	Nil	Nil	(6)	Nil	1,287
Finance and Chief	2005	3,362,690	1,109,171	Nil	150,000	Nil	Nil	N/A
Financial Officer

Robert W. Bruce(7)(8)(9)	2007	562,404	762,409	Nil	55,700	2,347,000	Nil	2,170
Senior Vice President,	2006	566,918	600,000	Nil	82,500	Nil	Nil	1,931
Communications Group	2005	388,134	959,152	Nil	27,000	Nil	Nil	1,753

Nadir H. Mohamed(7)(10)(11)	2007	816,692	1,480,255	Nil	101,400	Nil	Nil	3,166
President and Chief	2006	883,862	2,036,984	4,005	150,000	Nil	Nil	3,089
Operating Officer,	2005	742,896	2,240,439	6,000	45,800	Nil	Nil	2,483
Communications Group

Anthony P. Viner(12)	2007	630,909	721,500	Nil	51,630	1,000,000	40,084,000	2,413
Senior Vice President,	2006	532,874	1,470,060	Nil	10,000	Nil	Nil	1,965
Media	2005	521,737	1,197,853	Nil	10,000	Nil	Nil	1,965

Notes:

(1)	Mr. Rogers’ bonuses for 2006 and 2007 were paid as 122,210 Deferred Share Units and 97,786 Deferred Share Units respectively. See Summary of the Executive Deferred Share Unit Plan.

(2)	The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus and is not reported herein. For reasons of security, the Corporation requires Ted Rogers to use the Corporation’s aircraft for all air travel. Mr. Rogers is required to reimburse the Corporation for personal use of the aircraft, on the basis of the hourly direct operating cost for each hour for which the aircraft is operated. Mr. Rogers is also responsible for any taxable benefit if any of his designates, who are not employees of the Corporation, are on the aircraft for personal use.

(3)	All references to stock options, restricted share units and directors deferred share units in this Information Circular reflect the two for one stock split approved by the holders of Class A Shares in December, 2006.

(4)	The amounts quoted in this column represent premiums paid by the Corporation for group term life insurance for each officer.

(5)	Mr. Linton was appointed Chief Financial Officer on March 21, 2006. Previously he was Executive Vice President. Mr. Linton was President and Chief Executive Officer of Call-Net Enterprises Inc., prior to its acquisition by the Corporation in July, 2005. This table reflects Mr. Linton’s compensation from July 1, 2005 which includes severance payments and bonus payments made pursuant to his employment arrangements with Call-Net.

(6)	Mr. Linton’s bonuses for 2006 and 2007 were paid as 19,209 Restricted Share Units and 13,147 Restricted Share Units respectively. See Summary of the Restricted Share Unit Plan.

(7)	The bonuses paid to Messrs. Bruce and Mohamed in 2005 include a special bonus in connection with the successful acquisition and integration of Fido Solutions Inc.

(8)	Mr. Bruce became President, Rogers Wireless on May 25, 2005. Previously, he was Executive Vice President, Chief Marketing Officer and President, Wireless Data Services.

(9)	The award granted to Mr. Bruce during 2007 includes 50,000 Restricted Share Units, which are reflected under “Shares or Units Subject to Resale Restrictions”. The value shown is based on the market price of the Class B Non-Voting Shares at time of grant of $46.94.

(10)	The bonus paid to Mr. Mohamed in each year includes a special bonus in furtherance of the Corporation’s retention arrangements.

(11)	Mr. Mohamed became President and Chief Operating Officer, Communications Group of the Corporation on May 25, 2005. Previously he was President and Chief Executive Officer of Rogers Wireless.

(12)	Mr. Viner is President of Rogers Media Inc. Mr. Viner participated in a long term incentive plan, where the value of the units was equal to a certain percentage of the increase in the capitalized value of Rogers Broadcasting Limited and its subsidiaries.. All of the units awarded to Mr. Viner have vested and the accrued value was paid out to Mr. Viner on March 26, 2007, of which $1,000,000 was converted into 29,360 Deferred Share Units.

Options/SARs Granted during 2007

The Corporation granted options/SARs to acquire Class B Non-Voting Shares under the Corporation’s Stock Option Plans in 2007.

The following table sets forth individual grants of stock options/SARs by the Corporation during the last financial year to the Named Executive Officers:

Option/SARs Grants During the Most Recently Completed Financial Year(1)

		Percent of		Market Value
	Securities	Total		of Securities
	Under	Options/SARs		Underlying
	Options/SARs	Granted to	Exercise or	Options/SARs on
	Granted	Employees in	Base Price	Date of Grant
Name	(#)(2)	Financial Year	($)	($)	Expiration Date
Ted Rogers	213,000	9.98%	$38.88	$38.88	March 1, 2014

William W. Linton	55,700	2.61%	$38.88	$38.88	March 1, 2014

Robert W. Bruce	55,700	2.61%	$38.88	$38.88	March 1, 2014

Nadir H. Mohamed	101,400	4.75%	$38.88	$38.88	March 1, 2014

Anthony P. Viner	5,000	0.23%	$38.88	$38.88	March 1, 2014
	46,630	2.19%	$45.89	$45.89	June 28, 2014

Notes:

(1)	This includes awards pursuant to the Corporation’s stock option plans, as described under Summary of the Stock Option Plans.

(2)	Options/SARs were granted for Class B Non-Voting Shares of the Corporation. The options vest over four years and are exercisable for seven years. These are performance based options. See “Senior Executive Incentive and Ownership Program” below. Percentage shown is of total options/SARs granted in the year.

Aggregated Option/SAR Exercises in 2007 and Year End Option/SAR Values

The following table sets forth each exercise of options/SAR’s during the last fiscal year by the Named Executive Officers:

				Value of Unexercised
			Unexercised	in-the-Money
			Options/SARs at	Options/SARs at
	Securities	Aggregate	December 31, 2007	December 31, 2007(2)
	Acquired on	Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable
Ted Rogers	300,000	11,664,120	2,403,525/502,175(1)	80,078,602/8,073,022

William W. Linton	Nil	Nil	75,000/130,700(1)	1,705,875/2,046,074

Robert W. Bruce	65,625	2,042,052	19,950/131,075(1)	749,621/2,103,164

Nadir H. Mohamed	161,625	4,323,592	150,349/236,800(1)	5,052,467/3,778,614

Anthony P. Viner	10,000	395,279	67,500/64,130(1)	2,224,875/338,464

Notes:

(1)	These amounts represent options granted between 1997 and 2007 for Class B Non-Voting Shares at exercise prices ranging from $4.82 to $45.89.

(2)	The closing price of Class B Non-Voting Shares on the Toronto Stock Exchange on December 31, 2007 was $44.99.

RETIREMENT ARRANGEMENTS

Pension Plan Table

Remuneration	Years of Service
($)	15	20	25	30	35

500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,100,000	330,000	440,000	550,000	660,000	770,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,300,000	390,000	520,000	650,000	780,000	910,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,700,000	510,000	680,000	850,000	1,020,000	1,190,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000
1,900,000	570,000	760,000	950,000	1,140,000	1,330,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000

The preceding table reflects the pension benefits available under our defined benefit plan. Our plan credits an annual pension, payable at retirement, equal to 2% of career average earnings for each year of credited service (except that 2004 earnings apply to 2004 and earlier years). The maximum benefit payable from the Corporation’s defined benefit plan is $1,722.22 per year of service before January 1, 2004, $1,833.33 in 2004 and $2,000 in 2005 and $2,111.11 in 2006 and $2,222.22 in 2007 and $2,333.33 per year of service after December 31, 2007. Any amount in excess of the maximum pension payable from the Corporation’s defined benefit plan is paid to the Named Executive Officer from Supplemental Retirement Plans described below. Each pension is payable monthly for the lifetime of a Named Executive Officer and a maximum of 60 monthly payments are guaranteed.

		Projected
	Projected	Annual	2007
Named Executive Officer	Service*	Benefit*	Earnings

Ted Rogers	47 years	$1,064,700(1)	$1,537,500
William W. Linton	11 years	$123,300(2)	$536,017
Robert W. Bruce	14 years	$175,200(2)	$619,000
Nadir H. Mohamed	21 years	$292,000(3)	N/A
Anthony P. Viner	20 years	$222,900(2)	$630,900

Notes:

*	projected to age 65 (December 31, 2008 for Ted Rogers)

(1)	Mr. Rogers’ pension from the Corporation’s Defined Benefit Plan started effective December 1, 2002. Under a supplemental pension plan, he is entitled to a projected estimated annual benefit of $994,200 as at December 31, 2008.

(2)	Messrs. Bruce, Linton and Viner are entitled to a pension based on 2% of their average salary for each year of credited service less any pension payable from the Corporation’s Defined Benefit Plan.

(3)	Mr. Mohamed is entitled to a pension based on $225,000 indexed from May 1, 2004 at 4% per annum, continuing to the earlier of the cessation of his employment with the Corporation and May 1, 2021, less any amounts payable from his previous employer’s pension plan and the Corporation’s Defined Benefit Plan.

EMPLOYMENT CONTRACTS

We have written employment contracts with each of our Named Executive Officers. The contracts include the compensation and pension terms set out above.

Under his employment contract, Mr. Rogers will be our Chief Executive Officer for an indefinite duration but the contract can be terminated by Mr. Rogers or by RCI on six months notice. The contract sets out procedures for setting annual salary and bonus (see Summary Compensation Table and the Report of the Compensation Committee for the 2007 amounts). It also provides him with the right to various benefits that we make available generally to our senior executives. On his death, we will pay to his spouse in equal monthly instalments for her lifetime an annual amount equal to one-half of his average annual salary for the three year period ending on his employment termination date. Mr. Rogers has agreed not to compete, for five years after the termination date, with our and our subsidiaries’ respective businesses.

Each contract with our named executive officers sets out procedures for setting annual salary and bonus (see Summary Compensation Table and the Report of the Compensation Committee). The contracts also provide the executives with the right to various benefits that we make available generally to our senior executives.

Under our employment contract with Mr. Linton, if we terminate Mr. Linton’ employment, other than for cause, we will provide him with monthly payments equal to his salary in lieu of notice, from the date of termination of employment until the earlier to occur of: (i) the date which is 12 months plus one month for each full of year of employment up to an aggregate maximum of twenty-four months; or (ii) the date upon which he secures alternative employment. In addition, the restricted share units (RSUs) which have been granted to him in 2008 will not be forfeited and will be redeemed on their vesting date as if Mr. Linton had continued in the Company’s employment. In addition, Mr. Linton will be entitled to a bonus amount, in accordance with established criteria, for this period. During the applicable period, Mr. Linton may continue to participate in our pension and benefit plans (except any disability plans). Mr. Linton has agreed that he will not, during the term of his employment with us and thereafter for a period of 12 months, compete directly or indirectly with us or our subsidiaries.

Under our employment contract with Mr. Bruce, if we terminate Mr. Bruce’s employment, other than for cause, we will pay a sum equal to 24 months base salary and bonus (target at 100%) in a lump sum and benefits, including car lease (except for coverage of disability benefits), will continue for a period of 24 months as a final settlement. Any options that would have vested in the subsequent 12 month period from the date of termination will vest on the termination date and be exercisable over the following 24 months. Mr. Bruce will also have 24 months from the date of termination to exercise any other options vested as of the termination date. In the event of the termination of his employment, for any reason, Mr. Bruce has agreed that he will not work for Telus Mobility, BCE Mobility, or provide the same or similar duties to those provided to Rogers to any other wireless service provider in Canada, in each case for a period of 12 months following the date of termination. In the event of a change of ultimate control of Rogers Wireless, Mr. Bruce may within 60 days of such ultimate change of control terminate his employment and receive the benefits on the same terms as if this was an involuntary termination of his employment.

Under our employment contract with Mr. Mohamed, if we terminate Mr. Mohamed’s employment, other than for cause, we will pay him a sum equal to 24 months base salary and bonus and permit him to continue in our pension and benefit plans (except any disability plans) for 24 months or until he turns 65, should that occur before the end of the 24 month period. Our stock options that would have become exercisable within 24 months become immediately exercisable. He may exercise those options, and all options already exercisable, for the balance of their respective terms, ranging from 7 to 10 years from their grant dates. If there is a change of control of us or Rogers Wireless, Mr. Mohamed may resign and be entitled to the termination results outlined above. Unless he is terminated without cause, Mr. Mohamed has agreed, among other things, not to compete for 12 months after his termination with any wireless communications business carried on by Rogers Wireless and its subsidiaries at the termination date.

Under our employment contract with Mr. Viner, if we terminate Mr. Viner’s employment, other than for cause, before he attains the age of 65, we will give him notice, effectively, equal to the lesser of 3 years and the number of days remaining until his 66th birthday. If we terminate him, other than for cause, after Mr. Viner attains the age of 65, we will give him, effectively, three months notice of termination. Mr. Viner has agreed, among other things, that, after the termination of his employment until the earlier of his 65th birthday and the date which is 2 years after the date his employment terminates, he will not compete with any broadcasting or programming business competitive with the business of our subsidiary Rogers Broadcasting Ltd. and corporations within its group carried on at the termination date.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee consists of five non-management directors. The members of the Compensation Committee in 2007 were: Thomas I. Hull (Chairman), Ronald D. Besse, Peter C. Godsoe, O.C., William T. Schleyer, and John A Tory, Q.C.

REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy

The Corporation fosters a true “pay for performance” culture by placing significant emphasis on variable pay for its executives. Our compensation programs are designed to recognize outstanding individual performance in the context of overall corporate success. This emphasizes the importance of balancing and rewarding individual and team performance.

Pay Benchmarking

The Corporation routinely assesses the market competitiveness of its executive compensation through data acquired from an independent compensation consulting firm. Our compensation levels are compared to those in Canadian companies operating in each of the following sectors:

•	telecommunications

•	publishing

•	broadcasting

•	cable

We do not position our compensation levels at a specific level in relation to the market. Rather, we position by individual to recognize the individual’s skills set, experience, contribution and retention risk. This approach is driven by the intense level of competition in all markets in which the Corporation operates, and the importance and mobility of executive talent.

Base Salary

Base salary is decided by considering comparable positions in relevant companies and by assessing an executive’s sustained performance. Base salaries are reviewed annually and adjusted if required.

Annual Incentives

Our executive officers are eligible for annual cash bonuses based on achieving specified performance levels (the Annual Incentive Plan). At the start of each year, a percentage of an executive’s base salary is set as a target award based on specific financial and strategic goals. Actual awards are based on an executive’s performance measured against the goals, and range from zero to a multiple of the target awards.

For such senior executives (including Named Executive Officers) the Committee will approve:

•	performance criteria (metrics)

•	weighting of these metrics

•	the threshold, target and stretch levels of performance

•	the corresponding target awards

The Named Executive Officers’ annual incentive awards were based on the following metrics and weights in 2007.

	Metrics	Weighting(1)
Ted Rogers	(against budget)
William W. Linton	• EBITDA (earnings before interest, taxes, depreciation and amortization)	30%
Robert W. Bruce
Nadir H. Mohamed	• Operational performance including:
	• Revenue growth	30%
	• Multi-product customers	15%
	• Customer satisfaction	25%

Anthony P. Viner	(against budget)	100%
	• EBITDA of Rogers Media Inc.

(1)	The weighting of these metrics varies by metric and by individual.

In 2007, the target annual incentive as a percentage of base salary, for each Named Executive Officer, was as follows:

Bonus
(% of salary)

Ted Rogers	150%
William W. Linton	75%
Robert W. Bruce	75%
Nadir H. Mohamed	125%
Anthony P. Viner	100%

Annual incentive awards for the Named Executive Officers in 2007 were consistent with the terms of the incentive plan approved by the Committee at the start of the year. Actual awards exceeded target awards due to strong individual and corporate performance.

Long Term Incentives

The most senior of our executives receive a substantial portion of their compensation opportunities in the form of long term incentives. This is consistent with market practices and our philosophy of variable compensation. We believe that equity based long term incentives create an enhanced alignment of an executive’s interests with your interests as shareholders.

The Corporation has maintained a stock option plan for key employees and officers for a number of years (See “Summary of the Stock Option Plans”, below). The Committee approves a schedule that links the value of shares under a stock option grant to an individual’s base salary. This determines the size of individual stock option grants.

The Committee may, in cases of a new hire, promotion or exemplary individual performance during the year, approve an award in excess of that calculated according to the approved guidelines. The CEO has the authority to make grants within guidelines authorized by the Committee.

The Corporation’s long term incentive plan includes the use of stock options for those executives with base salaries in excess of $150,000 per year and other employees who are deemed to have the greatest ability to create sustained value for the shareholders.

Key provisions of the long term incentive plan include:

•	awards will be granted annually subject to Committee approval;

•	awards are established in a range from base to maximum within defined salary bands;

•	awards are based on a multiple of salary;

•	eligible executives may make the following choices for their award grant:

(i)	100% in stock options;

(ii)	100% Restricted Share Units (RSUs) (See “Summary of RSU Plan”, below); or

(iii)	50% in stock options and 50% in RSUs,

and (iii) applies if no choice is made;

•	the exercise price of stock options is the market price of the shares when the option is granted;

•	stock options granted have a term of seven years and vest at the rate of 25% starting on the first anniversary of the grant date; and

•	RSUs have a three year term and vest 100% at the end of the term.

Senior Executive Incentive and Ownership Program

In February 2006, the Committee approved a Senior Executive Incentive and Ownership Program. The key provisions of this program include:

•	participation is limited to the CEO and executives reporting directly to him or her, the COO and executives reporting directly to him or her and senior operations and marketing business unit leaders, but excluding executives of the Corporation’s media subsidiary;

•	participating executives will be subject to minimum ownership requirements of the Corporation’s shares equal to a targeted multiple of base salary;

•	annual incentive awards will be deferred in excess of 100% of the target amount when required ownership levels are not maintained by the executive; and

•	a competitive long term incentive award in the form of performance based stock options will be made that vest based on time and share appreciation targets, known as double trigger performance contingent options.

Features of the program are further described below.

(a)	Annual Incentive

The Annual Incentive Plan will continue as described above with the bonus award based on the results achieved relative to annual budget targets. To the extent an executive has not satisfied the ownership requirements (see “Share Ownership Requirements”) the executive is required to defer any incentive earned in excess of 100% of target in the form of RSUs vesting at the end of a three year period.

In addition, the executive may defer all or any portion of the bonus in the form of an RSU or Deferred Share Unit (DSU) which are redeemed on termination of employment pursuant to the Corporation’s Deferred Share Unit Plan. Any election of a deferral must be made by December 31 of the year in which it is earned. If the employment of the executive is terminated prior to the vesting of any amount of bonus that is deferred as a RSU, such RSUs shall vest effective immediately prior to the executive’s termination date.

(b)	Long Term Incentive Plan

The executives will participate in a performance contingent long term incentive plan. Executives participating in this program will no longer have the choice of a stock option or RSU. All options granted under this long term incentive plan will vest over four years (or later) provided both the time and performance criteria are met during the option term.

•	Options have a seven-year term. Prior to 2005, options were generally granted with a ten-year term.

•	All options granted will vest based on time (25%/year) provided established stock price targets are met at the relevant annual vesting dates or at any time thereafter during the term of the option.

•	Stock price performance targets will be based on the five-day weighted average share price prior to grant date plus a specified annual increase, compounded annually for each of the four years following the date of the grant.

•	The actual performance is measured based on the twenty-day weighted average share price on the Toronto Stock Exchange prior to each anniversary date.

(c)	Share Ownership Requirements

Our stock ownership guidelines are designed to increase executives’ equity stake in the Corporation and to align their interests more closely with those of our shareholders. The current guidelines are as follows:

Multiple of
Base Salary

Chief Executive Officer	5.0
Chief Operating Officer	4.0
Chief Financial Officer & Business Unit Presidents	3.0
Other Senior Executives	2.0

These guidelines must be achieved within a five-year period. Shares counted towards these guidelines include:

•	any shares held by the executive directly or through a broker;

•	RSUs (including RSUs deferred in the Annual Incentive Plan); and

•	vested but unexercised stock options (the net in-the-money value of vested options).

The Committee will annually review the individual executive ownership positions.

Benefits and Perquisites

Executives at the Vice President level and above are eligible for enhanced life insurance and long term disability benefits in addition to other employee benefits generally. Depending on an executive’s role, the executive may be eligible for a company automobile or automobile allowance, and membership fees to a business or recreation club.

Chief Executive Officer’s Compensation

The Committee reviews the Chief Executive Officer’s performance each year and makes recommendations to the Board with respect to his base salary, awards under the Annual Incentive Plan, and awards under the Long Term Incentive Plans. The Committee’s recommendations to the Board reflect several factors including the Committee’s assessment of the CEO’s performance during the year, the Corporation’s financial and operating performance for the year against target levels of performance set by the Board at the beginning of the year, and finally the Committee’s overall assessment of the Corporation’s performance during the year relative to selected competitors in the Canadian telecommunications industry.

As noted in the general discussion of executive compensation, the Chief Executive Officer’s annual incentive is based on a series of quantitative and qualitative metrics.

Three-Year Compensation Summary
Ted Rogers
President and Chief Executive Officer

	2007	2006	2005
	$	$	$
Cash
Base Salary	1,531,208	1,488,462	1,236,178
Bonus[1]	3,330,574	4,162,500	2,248,020
Total annual cash compensation	4,861,782	5,650,962	3,484,198
Equity
Value of stock options under the annual grant[2]	3,124,880	2,731,087	817,665
Total annual direct compensation	7,986,662	8,382,049	4,301,863
Pension service cost[3]	152,527	167,638	190,512
Other annual compensation[4]	1,287	1,287	1,287
Total annual compensation	8,140,476	8,550,974	4,493,662

Notes:

1.	Mr. Rogers’ bonuses for 2006 and 2007 were paid as Deferred Share Units.

2.	The value of stock options under the annual grant represents the amount determined for accounting purposes on the grant date in each of the respective years. For 2005, the value of the stock options granted was determined using the Black Scholes option pricing model. For 2006 and 2007, the values of the performance-based options granted were determined based on the binomial valuation model.

3.	The calculation of current service cost uses actuarial methods and assumptions that are consistent with those used for calculating annual pension expenses as disclosed in the Corporation’s Consolidated Financial Statements for the respective year. As the assumptions used reflect the Corporation’s best estimate of future events, the values shown above may not be directly comparable to similar estimates that may be disclosed by other corporations.

4.	Includes amounts reported in the “Summary Compensation Table” under the columns “Other Annual Compensation” and “All other Compensation”, which represents premiums paid by the Corporation for group term life insurance.

Performance Summary — 2007

Based on our performance against the budget metrics on the business results component of the annual incentive, Mr. Rogers earned an amount equal to 145% of the 150% weighting due to over performance in the key metrics, in particular EBITDA and subscriber growth. Accordingly, the Committee awarded Mr. Rogers an annual incentive award of $3,330,574 (equal to 217% of his base salary) reflecting his leadership during our highly successful year. The Committee approved the grant of 213,000 performance contingent options in 2007 at an exercise price of $38.88 per Class B Non-Voting Share, subject to the terms of the Senior Executive Incentive and Ownership Program described above.

Submitted on behalf of the Committee

THOMAS I. HULL, Chairman
RONALD D. BESSE
PETER C. GODSOE, O.C.
WILLIAM T. SCHLEYER
JOHN A. TORY, Q.C.

PERFORMANCE GRAPH

The following graph shows changes over the past five-year period in the value of $100 invested on December 31, 2002 in:

•	our Class A Shares (RCI.A)

•	our Class B Non-Voting Shares (RCI.B)

•	the Standard & Poors/Toronto Stock Exchange Composite Total Return Index

Comparison of Cumulative Five Year Total Return

INDEXED RETURNS
Years Ending

	Base Period
Company/Index	Dec 02	Dec 03	Dec 04	Dec 05	Dec 06	Dec 07
RCI.A	100	143.46	217.61	350.31	522.28	696.65
RCI.B	100	146.24	216.25	339.34	480.02	628.20
S&P/TSX Composite Total Return Index	100	126.61	144.86	179.63	210.57	231.18

Values are given at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation plus dividends reinvested. They also reflect the two-for-one stock split approved by the holders of Class A Shares in December, 2006.

COMPENSATION OF DIRECTORS

Effective July 1, 2006 we pay non-employee directors fees based on the following structure:

Annual Retainer
Board	$40,000
Lead Director	$40,000
Audit Committee Chair	$30,000
Compensation Committee Chair	$20,000
Other Committee Chairs	$10,000

Meeting Fees
Board or committee (other than Audit Committee)	$1,500	or
	$1,750	(travel 100 to 1000 km) or
	$2,000	(travel over 1000 km)

Audit Committee	$2,000	or
	$2,250	(travel 100 to 1000 km) or
	$2,500	(travel over 1000 km)

Audit and Compensation Committee chairs	$3,000

Other Committee Chairs	$2,000

We reimburse directors for travel and other expenses when they attend meetings or conduct our business. We provide an annual grant of Deferred Share Units. We did not pay directors’ fees to directors who are our officers.

The following Table shows the compensation we paid to each director for the year ended December 31, 2007.

2007 Directors’ Compensation

	Annual	Committee	Annual	Board/	Total
	Board	Chairman	Grant	Committee	Compensation
	Retainer	Retainer	of DSUs	Meeting Fees	2007
R.D. Besse	$40,000	$30,000	$89,240	$43,500	$202,740

C.W.D. Birchall	$40,000	—	$89,240	$31,500	$160,740

J.H. Clappison	$40,000	—	$89,240	$32,907	$162,147

P.C. Godsoe	$80,000	$10,000	$133,860	$27,500	$251,360

A.D. Horn	$250,000	—	$178,480	—	$428,480

T.I. Hull	$40,000	$20,000	$89,240	$36,000	$185,240

D.R. Peterson	$40,000	—	$89,240	$16,500	$145,740

L.A. Rogers	$40,000	—	$89,240	$11,000	$140,240

W.T. Schleyer	$40,000	—	$89,240	$24,000	$153,240

J.A. Tory	$40,000	—	$89,240	$28,000	$157,250

J.C.C. Wansbrough	$40,000	$10,000	$89,240	$38,000	$177,240

C.D. Watson	$40,000	—	$89,240	$29,000	$158,240

(1)	As directors employed by us, Ms. Rogers and Messrs Lind, Mohamed, Ted Rogers and Edward Rogers do not receive an annual board retainer or meeting fees.

As our Chairman, Mr. Horn is paid an annual retainer of $250,000 in lieu of all other retainers and attendance fees. Mr. Horn also continues to receive life insurance benefits, a car allowance, and a health club membership reimbursed by us. Mr. Horn has a supplemental retirement plan that provides for a pension based on 2% of his average salary for each year of credited service, less any pension payable from the Corporation’s Defined Benefit Plan.

Directors’ Deferred Share Unit Plan

We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Non-employee directors may choose to receive any or all of their fees in DSUs. Each DSU is a book entry having a value equal to the market value of a Class B Non-Voting Share at the start of the relevant fiscal quarter. A director’s DSUs may be converted to cash only when the director ceases to be our director. The value of a converted DSU will be equal to the market value of the Class B Non-Voting Share at the conversion time. DSUs accrue dividends in the form of additional DSUs at the same rates as dividends on those Class B Non-Voting Shares. Prior to 2006 directors were entitled to receive stock options. Effective July 1, 2006 directors no longer receive stock options. In 2007, in lieu of receiving stock options, the directors received a grant of 2,000 DSUs, other than the lead director and the Chairman, who received 3,000 and 4,000 DSUs respectively.

Share Ownership Guidelines

Each non-employee director is required to own four times his or her annual cash retainer in any combination of Class A Shares, Class B Non-Voting Shares (including vested but unexercised vested stock options (the net in-the-money value of options)) and DSUs during his or her term of service as director of the Corporation. Directors have five years to attain desired ownership levels. This approach aligns the directors to the executive ownership program.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table shows details of equity compensation plan information at December 31, 2007.

Equity Compensation Plan Information

	Number Of Securities
	To Be Issued			Number Of Securities
	Upon Exercise Of			Remaining Available
	Outstanding Options,		Weighted — Average	For Future Issuance Under
	Warrants And Rights		Exercise Price	Equity Compensation Plans
	As at December 31, 2007		Of Outstanding Options,	(Excluding Securities
Plan Category	(A)		Warrants And Rights	Reflected In Column (A))
Equity compensation plans approved by Securityholders	OPTIONS	15,586,066	$15.96	8,442,899

	RSUs	1,162,383	N/A	2,837,617

TOTAL		16,748,449		11,280,516

The following information is provided as of March 20, 2008:

	# of Class B
	Non-Voting Shares
	Issued and Issuable
	Under Security Based	% of Outstanding
	Compensation	Class A and Class B
Plan	Arrangements	Non-Voting Shares

Restricted Share Unit Plan	4,000,000	0.63%
2000 Stock Option Plan	30,000,000	4.69%
1996 Stock Option Plan	25,000,000	3.91%
1994 Stock Option Plan	9,500,000	1.49%

As at March 20, 2008, the total number of Class B Non-Voting Shares issuable under outstanding options and Restricted Share Unit Plan (the RSU Plan) is 18,438,308 representing 2.9% of the aggregate Class A Shares and Class B Non-Voting Shares outstanding. The aggregate number of Class B Non-Voting Shares issued to date under the Stock Options Plans is 40,528,711. The aggregate number of Class B Non-Voting Shares remaining available for future issuance under the Stock Options Plans and the RSU Plan is 9,532,981.

All equity based plans restrict the participation of insiders in the plans as follows:

•	the number of Class B Non-Voting Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not at any time exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•	the number of Class B Non-Voting Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not exceed 10% of outstanding Class A Shares and Class B Non-Voting Shares;

•	the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12 month period shall not exceed 5% of the outstanding Class A Shares and Class B Non-Voting Shares; and

•	the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to insiders and their associates in a 12 month period shall not exceed 10% of the outstanding Class A Shares and Class B Non-Voting Shares.

The Committee has the authority to waive or vary the provisions regarding exercise of options or RSUs following termination of employment or ceasing to be a director, as applicable.

Summary of the Stock Option Plans

Eligible Participants

Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of stock options and tandem share appreciation rights (SAR) (collectively Awards) under the Stock Option Plans. All Awards require the approval of and are at the discretion of the Committee. The CEO has the authority to make Awards within guidelines approved by the Committee. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B share minus the option exercise price.

Determination of Awards to be Granted

The Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long term incentive plan. The Participant elects whether to receive the long term incentive plan benefit awarded to him or her in the form of Awards, as RSUs (see below), or 50% in Awards and 50% in RSUs, provided they are not participants in the Senior Executive Incentive and Ownership Program. To the extent he or she elects to receive such benefits in the form of Awards,

•	the dollar amount to be credited as Awards

is divided by

•	the market price per Class B Non-Voting Share as of the grant date and the resulting number of Awards is awarded to the Participant.

The market price of the Class B Non-Voting Shares for calculating Awards, and the exercise price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the 5 trading days before the relevant date.

Vesting and Exercise of Awards upon Retirement or Termination of Employment

The Awards typically vest 25% per year and expire in periods ranging from 7 to 10 years. The Committee may establish a different vesting period. On a change of control of the Corporation, the Board may consent to the exercise of any Award and, if it so consents, shall provide a limited period for the exercise of Awards to permit the holder of the Award to participate in the change of control transaction.

The following rules apply if a Participant’s employment is terminated before expiry or if a person who is a director ceases to be a director before expiry:

•	if terminated by death, disability, or retirement at retirement age as determined by the Committee, the Participant’s Awards would continue to vest and all vested Awards would be exercisable until the original expiry date in accordance with the original terms of the grant of such Awards (unless the Committee otherwise specifically determines).

•	if terminated for any other reason other than cause, the Participant’s unvested Awards are forfeited (unless the Committee otherwise expressly determines in writing) and vested Awards may be exercised at any time within 30 days after termination.

•	if terminated for cause, the Participant’s vested and unvested Awards are forfeited.

•	if the Participant is a director and ceases to be a director for any reason, the Awards continue to vest and all vested Awards are exercisable until the original expiry date in accordance with the original terms of such Awards (unless the Committee otherwise expressly determines in writing).

Assignment of Awards

Awards are personal to the holder and are non-assignable, with the exception of the assignment to a legal personal representative of the estate of the holder, to a personal holding company controlled by the holder or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Expiration of Awards

Each Award expires seven years after the Award was granted, provided that, any Award which would otherwise expire during or within ten business days following a trading blackout may be exercised until the tenth business day following the cessation of the trading blackout.

Summary of the Restricted Share Unit (RSU) Plan

Eligible Participants

Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of RSUs under our RSU Plan. All grants require the approval of and are at the discretion of the Committee.

Determination of RSUs to be Granted

The Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long term incentive plan. Under current policies of the Committee, the Participant may elect to receive the long term incentive plan benefit awarded to him or her in the form of Awards, as RSUs, or 50% as to Awards and 50% as to RSUs. To the extent he or she elects to receive such benefits in the form of RSUs, the number of RSU to be credited to the Participant’s RSU account is determined by reference to a Black-Scholes valuation of the Award which the Participant would have otherwise received. Dividends paid on the Class B Non-Voting Shares are credited as additional RSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share on the date credited).

The market price of the Class B Non-Voting Shares for calculating RSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the 5 trading days before the relevant date.

Vesting of RSUs and Termination of Employment

The Committee sets a date not later than 3 years after the grant date as the vesting date for a Participant’s RSUs. The Committee may also award RSUs subject to conditions, including performance conditions to vesting. To date, the Committee has not awarded RSUs subject to performance conditions to vesting.

The following rules apply if a Participant’s employment is terminated before the vesting date:

•	if terminated by death, retirement or disability, the Participant’s RSUs vest immediately before the death, retirement or disability date

•	if terminated for any other reason, the Participant’s unvested RSUs are forfeited (unless the Committee otherwise expressly determines in writing)

•	notwithstanding the above, any bonus amounts deferred as an RSU will vest immediately prior to a Participant’s termination date

Redemption of RSUs

We may redeem all of a Participant’s vested RSUs before the vesting date and we must redeem all of a Participant’s vested RSUs as of the vesting date

To redeem RSUs, we or the Committee:

(1)	shall to the extent an eligible holder of RSUs has properly elected, grant one DSU, governed by the executive Deferred Share Unit Plan, for each RSU in respect of which an election is made; and

(2)	otherwise may choose to

(A)	issue one Class B Non-Voting Share for each RSU; or

(B)	pay cash equal to

— the number of RSUs credited

multiplied by

— the market price per Class B Non-Voting Share; or

(C)	use a combination of (A) and (B).

If the employee is an eligible person (as defined in the RSU Plan), the employee may elect to receive his or her bonus in the form of RSUs. The election must be made before the end of the year in respect of which the bonus is earned.

We may not issue Class B Non-Voting Shares unless we obtain the approval of the Toronto Stock Exchange and any other regulatory authority (as may be required) and, if and as required by the Toronto Stock Exchange, our shareholders.

Transferability of Awards

RSUs are not transferable or assignable other than to the personal representative of an estate or by will in the event of the death of a participant, subject to any applicable regulatory approval.

Summary of the Executive Deferred Share Unit Plan

Eligible Participants

Our and our affiliates’ senior executive officers and officers designated by the Committee (an Eligible Executive) are eligible to participate in the Executive Deferred Share Unit Plan (DSU Plan).

Determination of DSUs to be Granted

An Eligible Executive may elect to receive bonus remuneration, in whole or in part, in the form of DSUs or cash. In order to participate in the DSU Plan, the Eligible Executive must file a written election designating the portion or percentage of the bonus for the applicable fiscal year that is to be deferred into DSUs and the portion or percentage to be paid in cash. Only one election may be filed in respect of any fiscal year and that election is irrevocable. DSUs elected by an Eligible Executive are credited to an account maintained for the Eligible Executive by us. The number of DSUs to be credited to the Eligible Executive is determined by dividing the amount of the bonus to be deferred into DSUs by the market price per Class B Non-Voting Share on the date credited. Dividends paid on the Class B Non-Voting Shares are credited as additional DSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share on the date credited).

Redemption of DSUs upon Termination of Employment

Upon termination of employment for any reason other than death of the Eligible Executive, the Eligible Executive may require redemption of the DSUs. The Eligible Executive is then entitled to receive a lump sum cash payment equal to the number of DSUs credited to the account, multiplied by the market price per Class B Non-Voting Share on the applicable date. If the Eligible Executive does not request redemption, the DSUs will be redeemed by us at the end of the year following the year of termination of employment. In the event of death of the Eligible Executive, we are to make a lump sum cash payment within ninety (90) days of the date of death, on the terms set out above.

Amendment and Termination of Equity Compensation Plans

Except as provided below, the Committee may amend, suspend or terminate such plans at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. However, shareholder approval of amendments to the Stock Option Plans and the RSU Plan is required for any amendment which: (i) reduces the exercise price of an Award granted to an insider (other than adjustments in connection with a transaction or reorganization); (ii) extends the term of an Award or RSU held by an insider, except, in respect of an Award, an extension to 10 business days following the expiration of a trading blackout; or (iii) increases the maximum number of Class B Non-Voting Shares issuable under the Stock Option Plans and the RSU Plan or changes the maximum number of Class B Non-Voting Shares issuable under the Stock Option Plans and the RSU Plan to a fixed percentage; provided that shareholder approval would generally not be required in the case of (i) amendments of a “housekeeping” nature, (ii) a change to the vesting provisions of Awards or the Stock Option Plans and the RSU Plan, (iii) a change to the termination provisions of Awards, RSUs, the Stock Option Plans and the RSU Plan which does not entail an extension beyond the original expiry date, and (iv) the addition of a cashless exercise feature, payable in cash or shares, which provides for a full deduction of the number of underlying shares from the Stock Option Plans and the RSU Plan reserve.

Amendments to Equity Compensation Plans During 2007

During 2007, and pursuant to the amending provision of the Stock Option Plans, the Corporation amended the Stock Option Plans to provide for: (i) the addition of tandem SARs in connection with new or existing options; (ii) Class B Non-Voting Shares not to be deducted from the Class B Non-Voting Shares reserved under the Stock Option Plans on the exercise of SARs; and (iii) the automatic extension of the term of Awards which would expire during or within ten business days following a trading blackout to ten business days following the expiration of the trading blackout.

During 2007 and early 2008, and pursuant to the amending provisions of the RSU Plan, the Corporation amended the RSU Plan to provide for the right of the holder of RSUs to elect to receive DSUs on the redemption of RSUs.

Employee Share Accumulation Plan

The Employee Share Accumulation Plan (the Employee Plan), is open to all of our employees. Under the Employee Plan, an employee may elect to participate by making contributions from payroll up to a maximum of 10% of salary.

The Employee Plan is managed by an independent trustee, which holds the contributions on behalf of the employee. During the first year of Employee Plan membership, we contribute to each participating employee’s account an amount equal to 25% of the aggregate contributions made during that year by the participating employee. During the second year of Employee Plan membership, we contribute to each participating employee’s account, an amount equal to 33% of the aggregate contributions made during that year by the participating employee. Upon completion of two years of Employee Plan membership, we contribute to each participating employee’s account, an amount equal to 50% of the aggregate contributions made after such two year period by the participating employee. The trustee then purchases Class B Non-Voting Shares with such contributions, through the facilities of the Toronto Stock Exchange, for the account of the participating employee.

During the year ended December 31, 2007, an aggregate of 716,702 Class B Non-Voting Shares were purchased under the Employee Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at March 20, 2008 to the Corporation and its subsidiaries.

To the Corporation
Purpose	or its subsidiaries

Share Purchases	Nil
Other	$1,879,208

PART 4  CORPORATE GOVERNANCE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our securityholders, employees, customers and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming

Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.A.
New York Stock Exchange (the NYSE)	We have shares listed on the NYSE
The Toronto Stock Exchange (the TSX)	We have shares listed on the TSX
Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices (NI 58-101) and the guidelines set forth in National Policy 58-201 — Corporate Governance Guidelines. This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from these requirements. The Board has determined that it is appropriate for directors affiliated with Ted Rogers to serve on the Board committees apart from the Audit Committee. Accordingly, the Board has approved the company’s reliance on the controlled company exemption.

Composition of the Board

The Board currently has 17 members. At the meeting it is proposed that 18 directors be elected. The Board has determined that 10 of the 17 current directors are “independent” within the meaning of NI 58-101.

The directors who are not independent are:

Ted Rogers, O.C. (executive officer)
Melinda M. Rogers (daughter of Ted Rogers and an executive officer)
Philip B. Lind, C.M. (executive officer)
Nadir Mohamed (executive officer)
Alan D. Horn (Chair and former executive officer)
Edward Rogers (son of Ted Rogers and an executive officer of our subsidiary Rogers Cable Communications Inc.)
Loretta A. Rogers (spouse of Ted Rogers)

The 10 independent directors are:

Ronald D. Besse
C. William D. Birchall
John H. Clappison
Peter C. Godsoe, O.C.
Thomas I. Hull
The Hon. David R. Peterson, P.C., Q.C.
William T. Schleyer
John A. Tory, Q.C.
J. Christopher C. Wansbrough
Colin D. Watson

A majority of the Board is independent. In addition, Isabelle Marcoux, who will be nominated for election as a director at the meeting, has been determined by the Board to be independent.

During 2007, the independent directors met at in camera sessions during every Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2008.

Alan D. Horn is the Chair of the Board and is not an independent director. Pursuant to the Board Charter, the Board has appointed Peter C. Godsoe, O.C. as lead director. The lead director facilitates the functioning of the Board independently of management of the Corporation and provides independent leadership to the Board. For further information regarding the role and responsibilities of the lead director, see “Role and Responsibilities of the Chair and Lead Director” in the Board Mandate (attached to this Information Circular as Appendix A).

For further information regarding the directors, including directorships of other reporting issuers and attendance at Board and committee meetings, see “Business of the Meeting — Election of Directors and Executive Compensation — Compensation of Directors” above.

Mandate of the Board

The Board has adopted a Board of Directors Mandate (the Board Mandate) as its written mandate of directors’ duties and responsibilities (the Board Mandate is attached to this Information Circular as Appendix A).

Position Descriptions

The Board Mandate states the Chair’s main responsibility as overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to prepare the agenda for each Board meeting with the participation of management;

•	to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance;

The chairs of each board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

The Board has approved a detailed written job description for the office of Chief Executive Officer. The Compensation Committee will review and approve the Chief Executive Officer’s written objectives for the current year.

Orientation and Continuing Education

It is the responsibility of the Chair of the Board to oversee an orientation and continuing education program for the directors. Newly appointed directors attend orientation sessions which are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings. From time to time, presentations are made by management personnel or outside experts to educate the directors on new issues.

Ethical Business Conduct

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Guidelines for Officers and Employees (the Codes). The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest are reported to the Audit Committee in the case of the Business Conduct Guidelines and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

We have publicly filed the Codes on SEDAR and posted them on “Corporate Governance” at www.rogers.com.

Nomination of Directors

Potential candidates for director of the Corporation are evaluated by the Nominating Committee, under the leadership of the Chair, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Corporation’s needs. In evaluating candidates, the Nominating Committee considers the effectiveness of the Board, as a whole, and its individual members, including their respective competencies and skills.

The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not comprised entirely of independent directors because two members, Edward Rogers and Melinda Rogers, are family members of Ted Rogers, our controlling shareholder. Because of the alignment of interests between Ted Rogers and our minority shareholders, namely the creation of value and long-term growth, the Board has determined that it is appropriate for Edward Rogers and Melinda Rogers to be members of the Nominating Committee, with the remainder of the members of the Nominating Committee being independent directors. The Board believes that the presence of a majority of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.

Summary of Responsibilities, Powers and Operation of the Nominating Committee:

•	reviews, considers and/or initiates proposals for nomination of directors to the Board and the board of directors of wholly owned subsidiaries

•	where appropriate, interviews proposed nominees

•	assesses incumbent directors for re-nomination to the Board and/or committees of the Board

•	establishes criteria for and recommends prospective members for our and our affiliates’ boards and/or committees of the boards

The Nominating Committee has five members, a majority of whom are independent.

Compensation

Summary of Responsibilities, Powers and Operation of the Compensation Committee:

•	approves compensation of senior officers

•	reviews and recommends to the Board our executive compensation and severance policies

•	reviews our compensation and benefit programs (design and competitiveness) and senior executives’ management development and succession planning

•	sets performance objectives for the CEO and measures the CEO’s performance against these objectives

All members of the Compensation Committee are independent. For additional information, please see “Report on Executive Compensation”.

Advisors to the Committee

The Committee has engaged Hugessen Consulting Inc. (HCI) to act as its independent advisor on matters considered by the Committee, including the review and preparation of this Information Circular. HCI provides advice on Rogers’ compensation policies and practices relative to its direct comparators within the communications and media industries and, when requested by the Committee Chair, attends all or portions of Committee meetings. HCI is not permitted to perform any work for the Corporation without the pre-approval of the Chair of the Committee.

The Committee Chair on a regular basis conducts a review of all work performed by HCI and the associated fees. During 2007, HCI’s fees for executive compensation consultant services to the Compensation Committee were $79,314.

Board Committees

The Board has 7 permanent (or standing) committees (the Nominating Committee and the Compensation Committee are described above and the other five are described below). The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and the significant shareholder (or corporations he controls) or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to the significant shareholder other than as a director.

Audit Committee

The function of the Audit Committee is as follows:

•	reviews financial reporting procedures (internal and external) and adequacy of internal controls (including steps to remedy)

•	reviews significant issues, concerns or difficulties encountered during the audit process with management and auditors (internal and external)

•	reviews consolidated financial statements (annual audited and interim unaudited)

•	reviews annual and interim financial information and press releases before release of earnings

•	resolves disagreements between management and external auditors regarding financial reporting

•	reviews and assesses procedures for the review and timely disclosure of financial information derived from the financial statements

•	selects, recommends compensation of and oversees external auditor for audit, review and attest services and recommends external auditors to be nominated for shareholders’ approval

•	pre-approves audit, audit-related and non-audit services of external auditors

•	assesses and reports to the Board on independence and performance of external auditors

•	assesses management’s design, implementation of and reporting on internal controls

•	reviews activities, organization and qualifications of the internal auditors

•	reviews before release management’s discussion and analysis, annual information form and other disclosure documents containing financial information

•	reviews with the general counsel, legal compliance, litigation and other legal matters

•	establishes procedures for complaints regarding accounting, internal controls and auditing, including employees’ confidential anonymous concerns

•	prepares annual performance evaluation of the Audit Committee and reviews with Board

•	reviews annually the Audit Committee Charter (see www.rogers.com)

•	meets periodically and separately with chief financial officer, internal auditors, external auditors and general counsel

•	engages outside advisors as appropriate at our expense without Board or management approval

•	conducts appropriate investigations

•	monitors compliance with the Code of Conduct and Ethics

•	reviews with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods

•	reviews disclosures made to it by the CEO and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation’s internal control over financial reporting

Please see the section entitled “Audit Committee” of the Corporation’s Annual Information Form, available at www.sedar.com, for additional information with respect to the Corporation’s audit committee.

Corporate Governance Committee

The function of the Corporate Governance Committee is as follows:

•	reviews and makes recommendations regarding the Board’s approach to director independence

•	develops, recommends to the Board and reviews our corporate governance practices (including Board Mandate and Code of Conduct and Ethics)

•	recommends to the Board and committees the number and content of meetings, annual work plan and schedules of issues

•	reviews size and compensation of our and our affiliates’ boards and committees

•	reports to the Board as to adequacy and form of directors’ compensation

•	provides an orientation and education program for new directors

•	evaluates annually Board and committee performance

•	reviews Board committees’ mandates

•	monitors policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading)

•	oversees individual directors engaging outside advisors at our expense

Pension Committee

The function of the Pension Committee is as follows:

•	supervise the administration of our pension plans

•	reviews our pension plans’ provisions and investment performance

Executive Committee

The function of the Executive Committee is as follows:

•	acts under powers delegated by the Board

•	approves final terms of transactions previously approved by the Board

•	monitors the implementation of policy initiatives adopted by the Board

Finance Committee

The function of the Finance Committee is to review and report to the Board or a committee of the Board on certain matters, including:

•	financings (including share issuances)

•	transactions not budgeted, outside the ordinary course of business and involving more than $50 million

•	engagement of financial, investment or similar advisors in connection with transactions involving more than $100 million

•	alliance, branding, licence, relationship, partnership and joint venture arrangements involving more than $50 million

•	granting, issuing or assuming rights of first negotiation, first offer or first refusal involving a Rogers property or asset exceeding $50 million

•	granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years

•	candidates for appointments of Chief Financial Officer and Audit Committee Chair of the Corporation and our subsidiaries

Board and Director Performance

The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual written questionnaires to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair also discusses with each committee chairman the mandate, effectiveness and performance of such committee. The Chair reviews the recommendations and comments of the directors with the Corporate Governance Committee.

PART 5  OTHER INFORMATION

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2007.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of our directors or executive officers, nor any person who has had such a position since January 1, 2007, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

MANAGEMENT CONTRACTS

There are no agreements or arrangements where our or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

ADDITIONAL DOCUMENTATION

Please see our financial statements and Management’s Discussion & Analysis for 2007 for financial information. Additional information is available on SEDAR at www.sedar.com and www.sec.gov (in the SEC’s EDGAR filings section). You can obtain a copy of our most recent financial statements, Management’s Discussion & Analysis and Annual Information Form without charge, upon request from the Investor Relations Department at the following address:

Vice-President, Investor Relations
Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario
M4W 1G9
(Telephone 416.935.3532)

The Board has approved the contents and the sending of this Information Circular.

David P. Miller
Secretary

March 20, 2008
Toronto, Ontario, Canada

APPENDIX “A”

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

PURPOSE OF THE BOARD

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

MEMBERSHIP

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•	an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

ETHICS

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

MEETINGS

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chair.

ROLE AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for identifying the principal risks of the Company’s businesses and overseeing the implementation of appropriate risk assessment systems to manage these risks.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	approve acquisitions and divestitures of business operations, strategic investments and alliances, major business development initiatives and any unbudgeted expenditure in excess of $50 million;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems; and

•	satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

ROLE AND RESPONSIBILITIES OF THE CHAIR

It is the policy of the Board that there be a separation of the offices of the Chair and the Chief Executive Officer. In the event the Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. The Chair shall be responsible, among other things,

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to participate in the preparation of the agenda for each Board meeting;

•	to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance;

The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	in the absence of the Chair, act as chair of meetings of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•	as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

PROCEDURES TO ENSURE EFFECTIVE AND INDEPENDENT OPERATION

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•	the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•	the Senior Vice President, Human Resources of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Compensation Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

BOARD COMMITTEES

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit Committee; (2) Finance Committee; (3) Corporate Governance Committee; (4) Nominating Committee; (5) Compensation Committee; (6) Pension Committee; and (7) Executive Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

(BOWNE LOGO)

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